300 North LaSalle Chicago, Illinois 60654
Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

December 28, 2011

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:		H. Roger Schwall
Kevin Dougherty
Timothy S. Levenberg
Lily Dang
Karl Hiller
George K. Schuler

	Re:	U.S. Silica Holdings, Inc.
Amendment No. 5 to Registration Statement on Form S-1
(SEC File No. 333-175636), filed December 28, 2011

Ladies and Gentlemen:

U.S. Silica Holdings, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 5 (the “Amendment”) to its Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to guide the staff of the Securities and Exchange Commission (the “Staff”) in its review of the Amendment. For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 4 to the Registration Statement filed on December 7, 2011. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

The most significant disclosure update in the Amendment is to the discussion of Executive Compensation on pages 103 through 120, which now reflects compensation earned by the Company’s NEOs in fiscal 2011. Other significant updates in the Amendment include the completion of the Ottawa and Rockwood capacity expansion projects (pp. 3, 19, 69-70, 86-87), a discussion of potential new capacity expansion projects (pp. 4, 70), the designation of a Chairman of the board of directors (pp. 98, 100), the addition of a director designee (pp. 98-100,

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Securities and Exchange Commission

December 28, 2011

102, 121) and the determination of committee composition (p. 101) and director compensation (p. 102).

Also included with the Amendment are all remaining outstanding exhibits to the Registration Statement, including three new exhibits: (i) Exhibit 10.23, an Employment Agreement, dated as of December 21, 2011, by and between U.S. Silica Company and William A. White, (ii) Exhibit 10.24, a Letter Agreement, dated as of December 27, 2011, by and between U.S. Silica Holdings, Inc. and William J. Kacal, and (iii) Exhibit 99.2, a Consent of the Director Designee to being named in the Registration Statement and any subsequent amendments.

We hope that the foregoing has been helpful in guiding the Staff’s review of the Amendment. As discussed by telephone conference with the Staff during the week of December 19, 2011, the Company expects to begin marketing the proposed offering with an appropriate “red herring” prospectus (that contains an offering price range) to be filed with the Commission on January 6, 2012 and, therefore, the Company would appreciate the Staff’s expedited review of the Amendment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133.

Sincerely,

/s/ Robert M. Hayward, P.C.

Robert M. Hayward, P.C.

cc:	Brian Slobodow
U.S. Silica Holdings, Inc.

William A. White
U.S. Silica Holdings, Inc.

Michael Kaplan
Davis Polk & Wardwell LLP

Mike Buher
Grant Thornton LLP